Mizuho Securities USA LLC

Consolidated Statement of Financial Condition

March 31, 2026

With Report of Independent Registered Public Accounting Firm



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-37710

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/2025___ AND ENDING ___03/31/2026___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Mizuho Securities USA LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1271 Avenue of the Americas__
                                            (No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Wong	(646) 908-7063	David.Wong@mizuhogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst & Young LLP__
                         (Name – if individual, state last, first, and middle name)

One Manhattan West	NY	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Wong _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mizuho Securities USA LLC _____, as of 3/31 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _D aird Wong_____

Title: _____
Managing Director and Chief Financial Officer

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Mizuho Securities USA LLC
Consolidated Statement of Financial Condition
As of March 31, 2026

Contents

 

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Shape the future
with confidence

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Mizuho Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA LLC (the Company) as of March 31, 2026 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2002.
May 29, 2026

1

Mizuho Securities USA LLC
Consolidated Statement of Financial Condition
As of March 31, 2026
(In Thousands)

Assets

Cash and cash equivalents	$ 1,132,584
Cash and securities segregated for regulatory purposes	709,449
Collateralized agreements:	
Securities purchased under agreements to resell	17,926,181
Securities borrowed	14,869,938
Financial instruments owned, at fair value (including securities pledged of $24,074,368)	26,111,096
Receivables from brokers/dealers, clearing organizations and customers	786,223
Other assets	984,909
Total assets	$ 62,520,380

Liabilities and member's equity

Short-term borrowings	$ 4,075,000
Collateralized agreements:	
Securities sold under agreements to repurchase	38,843,927
Securities loaned	10,699,625
Financial instruments sold, not yet purchased, at fair value	3,927,695
Payables to brokers/dealers, clearing organizations and customers	1,015,885
Accrued expenses and other liabilities	790,273
Total liabilities	$ 59,352,405
Subordinated borrowings	400,000
Member's equity	2,767,975
Total liabilities and member's equity	$ 62,520,380

The accompanying notes are an integral part of the Consolidated Statement of Financial Condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition

(In Thousands of U.S Dollars)

1. Organization and Description of Business

The Company

Mizuho Securities USA LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is an intermediate holding company in the U.S., which is ultimately wholly-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of U.S. Financial Industry Regulatory Authority ("FINRA") and the National Futures Association. The Company is a member of, or has access to, most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

Mizuho Securities Canada Inc. ("MSCN"), is a wholly owned subsidiary of the Company. MSCN participates in debt and equity underwritings in the Canadian marketplace and is a corporation organized under the laws of British Columbia, Canada. MSCN is registered as a broker-dealer with the SEC and is a member of FINRA and the Canadian Investment Regulatory Organization, Canadian national self-regulatory organization and is subject to the rules and regulations of these organizations. The Company and MSCN utilize common personnel and facilities with applicable reimbursement arrangements.

On March 18, 2026, CSP Securities, LP ("CSP"), an SEC-registered broker-dealer and a member of FINRA, was merged into the Company. CSP acts as a placement agent for private placement offerings of high-quality investment firms specializing in private equity and other alternative asset investment strategies. Because CSP was a wholly owned subsidiary of MHA, the merger was accounted for as a business transfer under common control. As a result of the merger, CSP's assets, liabilities, and equity as of March 18, 2026, the acquisition date, were combined into the Company's Consolidated Statement of Financial Condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

1. Organization and Description of Business (continued)

In accordance with ASC 805, Business Combinations, as the Company recognizes the transferred business at MHA's historical cost, intangible assets which were originally recognized by MHA in connection with its acquisition of CSP, were effectively pushed down to the Company. The intangible assets are recorded in Other assets however are viewed to be immaterial to the Company's Statement of Financial Condition.

The Company is the manager of certain affiliates, which are wholly owned subsidiaries of MHA.

The Company and certain affiliates utilize common personnel and facilities with applicable reimbursement arrangements.

Consolidation

The Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, MSCN. All material intercompany transactions have been eliminated.

2. Summary of Significant Accounting Policies

Basis of presentation

The Consolidated Statement of Financial Condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management's estimates and judgment pertain to certain fair value measurements, valuation of current and deferred income taxes and provisions for losses that may arise from litigation and regulatory proceedings. Actual results could differ from those estimates.

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. The Company had $810,000 of cash equivalents in the form of money market funds at March 31, 2026.

2. Summary of Significant Accounting Policies (continued)

Cash and securities segregated for regulatory purposes

Included in cash and securities segregated for regulatory purposes on the Consolidated Statement of Financial Condition are qualified securities, as defined, maintained in a special reserve bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2026, cash and securities segregated for regulatory purposes includes $122,312 in securities received in resale agreements (comprised of U.S. Treasuries), and $587,137 in cash.

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and loaned transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest, and after applicable counterparty netting as shown in Note 4. The amounts reported for collateralized agreements approximate fair value as these are short term in nature and interest rate movements have not caused a change in fair value.

It is the Company's general policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is reviewed daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements.

Securities borrowed and loaned transactions are generally recognized on the Consolidated Statement of Financial Condition except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the Consolidated Statement of Financial Condition. In securities borrowed transactions, the Company is required to deposit cash or securities with the lender in an amount generally in excess of the market value of securities borrowed.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

2. Summary of Significant Accounting Policies (continued)

In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

Fair value measurements

The Company reports certain assets and liabilities at fair value on the Consolidated Statement of Financial Condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820").

Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company calculated estimated credit losses for the year ended March 31, 2026, and the calculation did not have a material impact on its Consolidated Statement of Financial Condition. The Company continually reviews the credit quality of its counterparties and has not experienced any significant defaults.

Financial instruments transactions

Financial instruments owned and financial instruments sold, not yet purchased, which include contracts for financial options and other derivative instruments, are recorded on a trade date basis at fair value.

Derivative financial instruments

The Company recognizes the fair value of all derivative financial instruments in the Consolidated Statement of Financial Condition as either assets or liabilities in financial instruments owned or financial instruments sold, not yet purchased, respectively. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), the Company nets certain derivative contracts with the same counterparty in the Consolidated Statement of Financial Condition. The Company does not apply hedge accounting as defined in ASC 815; therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

2. Summary of Significant Accounting Policies (continued)

Interest and dividends

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned contract amounts are recorded with accrued interest. Interest accrued on financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value is recorded in other assets and accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

Dividends are accrued on equity financial instruments owned and sold, not yet purchased on ex-dividend date. Dividends earned but unpaid are included in other assets and accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

Foreign exchange

Assets and liabilities denominated in foreign currencies are revalued into U.S. dollars ("USD") using the spot foreign exchange rates at the date of the Consolidated Statement of Financial Condition.

Assets and liabilities of MSCN are translated from the Canadian ("CAD") functional currency into USD using the period-end spot foreign exchange rates. The Company translates its balances into USD in accordance with the rules prescribed in ASC 830, *Foreign Currency Matters* ("ASC 830").

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period.

A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

2. Summary of Significant Accounting Policies (continued)

Deferred tax expenses or benefits are recognized in the Consolidated Statement of Financial Condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the Consolidated Statement of Financial Condition using the provisions of the currently enacted tax laws. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision or benefit for income taxes.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this ASU apply to all entities that are subject to Topic 740, Income Taxes. The main provisions of the amendments in this ASU require that entities disclose qualitativelysignificant reconciling items and individual jurisdictions in effective tax rate reconciliation, and income tax paid on an annual basis. In addition, the amendments update other disclosures, including the requirement of income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign; the elimination of requirement disclosing possible change in the unrecognized tax benefits balance in the next 12 months; and the elimination of disclosing certain deferred tax liability because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.

This ASU is applicable for Statement of Financial Condition issued for fiscal years beginning after December 15, 2024. The Company adopted this ASU for fiscal year ended March 31, 2026. Refer to Note 11.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). The amendments in the ASU remove all references to project development stages throughout ASC 350-40, and introduce new criteria for assessing when the "probable-to-complete" recognition threshold is met. This ASU will be applicable for the Consolidated Statement of Financial Condition issued for fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the ASU on its Consolidated Statement of Financial Condition.

(In Thousands of U.S Dollars)

3. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, consist of agency and non-agency mortgage-backed securities, U.S Treasury and federal agency securities, equity securities, corporate debt, asset-backed securities, derivative contracts, municipal securities, and other sovereign obligations.

Financial instruments sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the Consolidated Statement of Financial Condition. Financial instruments owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or re-pledge the securities to others. Financial instruments owned and financial instruments sold, not yet purchased, at fair value at March 31, 2026, consist of the following:

	Owned	Sold, not yet purchased
Mortgage-backed securities	$ 15,453,569	$ 5,945
U.S. Government and federal agency securities	4,273,077	2,915,226
Equity securities	4,035,757	158,977
Corporate debt	1,471,668	749,012
Asset-backed securities	629,145	-
Derivative contracts	247,879	93,359
Other sovereign obligations	1	5,176
Total	$ 26,111,096	$ 3,927,695

4. Collateralized Agreements

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance its inventory positions.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)
(In Thousands of U.S Dollars)

4. Collateralized Agreements (continued)

In accordance with ASC 210, the Company offsets repurchase and resale agreements as well as securities borrowed and securities loaned on the Consolidated Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

The following tables present collateralized agreements on both gross and net basis at March 31, 2026:

				Amounts not net (1)		
	Gross Assets	**Amounts offset (2)**	**Net Assets Recognized**	**Financial Instruments (3)**	**Collateral (4)**	**Net Exposure**
Securities purchased under agreements to resell	$64,190,141	$46,263,960	$17,926,181	$823,378	$16,486,448	$616,355
Securities borrowed	17,838,917	2,968,979	14,869,938	7,056,538	7,591,682	221,718

				Amounts not net (1)		
	Gross Liabilities	**Amounts offset (2)**	**Net Liabilities Recognized**	**Financial Instruments (3)**	**Collateral (4)**	**Net Exposure**
Securities sold under agreements to repurchase	$85,107,887	$46,263,960	$38,843,927	$823,378	$37,957,857	$62,691
Securities loaned	13,668,603	2,968,979	10,699,625	7,056,538	3,390,595	252,491

(1) In some cases, the financial instruments and collateral not net may exceed the net assets or liabilities recognized with that counterparty. In such cases, the total amounts reported in these two columns are limited to the balance of the net assets or liabilities with that counterparty.
(2) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.
(3) These represent assets or liabilities with the same counterparties that are not presented net on the Consolidated Statement of Financial Condition because all U.S. GAAP netting criteria were not met.
(4) These represent collateral values received or provided against net assets or net liabilities recognized with the same counterparties.

(In Thousands of U.S Dollars)

4. Collateralized Agreements (continued)

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at March 31, 2026:

	Remaining Contractual Maturity of Agreements				
	Open	**Overnight**	**< 30 Days**	**>30 Days**	**Total**
Securities sold under agreements to repurchase					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ 6,066,463	$ 42,283,169	$ 6,805,882	$ 1,961,320	$ 57,116,834
Mortgage-backed securities	-	13,767,475	4,985	3,584,339	17,356,799
Equities	-	5,858,078	412,146	200,097	6,470,322
Asset-backed securities	-	115,684	222,095	2,284,104	2,621,883
Corporate debt	-	55,929	-	1,268,197	1,324,126
Municipal securities	-	217,924	-	-	217,924
Total	$ 6,066,463	$ 62,298,259	$ 7,445,109	$ 9,298,057	$ 85,107,887
Securities loaned					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ -	$ 2,275,038	$ -	$ -	$ 2,275,038
Equities	9,737,856	-	346,979	1,102,148	11,186,983
Corporate debt	23,140	-	183,441	-	206,581
Total	$ 9,760,997	$ 2,275,038	$ 530,420	$ 1,102,148	$ 13,668,603

At March 31, 2026, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $92,118,881. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, $88,284,544 was re-pledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under short sales.

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off-balance sheet transactions until their start date, at which time they will be recorded as collateralized agreements in the Consolidated Statement of Financial Condition.

At March 31, 2026, the Company had forward-starting collateralized agreements with start dates ranging from April 1, 2026 to April 2, 2026. The contract values of these transactions total $12,253,778 for resale and securities borrowing agreements and $1,967,100 for repurchase agreements. The impact of the three-day market movement was determined to be immaterial.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

5. Derivative Financial Instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments typically include to-be-announced securities transactions ("TBAs"), interest rate swaps ("IRS"), forward and futures contracts, options on equities and futures contracts, credit default swaps ("CDS") and foreign exchange contracts.

The Company enters into derivative contracts to facilitate client transactions, conduct trading activities and to manage risk. Derivative instruments are included in the Consolidated Statement of Financial Condition in financial instruments owned and financial instruments sold, not yet purchased, at fair value as of March 31, 2026.

TBAs are forward contracts that give the purchaser/seller an obligation to receive/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Interest rate swaps are entered into between two counterparties, typically one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate, usually SOFR. Interest rate swaps are primarily used to limit or manage exposure to fluctuations in interest rates. The Company enters into interest rate swaps to help manage its exposure to interest rate risk.

Forward settling trades and futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. When the Company is a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

5. Derivative Financial Instruments (continued)

CDS are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into credit default swaps primarily to mitigate credit risk on its corporate debt holdings. The Company buys protection in the course of these transactions and may enter into a sell transaction with the same counterparty to close out the CDS position. As such, settlements under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Therefore, the Company's risk of loss on sold CDS positions is offset by protection purchased with the same counterparty.

Foreign exchange forward contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances settling in foreign currenc*y.*

Offsetting assets and liabilities

Derivative activities are transacted under legally enforceable master netting agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Statement of Financial Condition, the Company offsets derivative assets, liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table summarizes the fair value amounts of derivative instruments outstanding as of March 31, 2026. Fair value balances are presented net of derivative valuation adjustments. Total derivative assets and liabilities are adjusted on an aggregate basis to take into effect the legally enforceable master netting agreements with netting due to cash collateral received or paid.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

5. Derivative Financial Instruments (continued)

			Fair Value		
	Notional Amount		Derivative Receivables		Derivative Payables
Derivatives:					
TBA securities	$ 542,420,632	$	1,694,036	$	1,655,089
Fwd settling trades	1,134,284		561		3,579
CDS	1,061,500		13,345		20,518
IRS	987,684		3,981		6,219
FX forward contracts	377,297		2,620		306
Options	11,850		79		-
Gross Amounts	$ 545,993,247	$	1,714,622	$	1,685,711
Offset in the statementr of Financial Condition					
Less: Counterparty Netting [1]			1,464,354		1,590,114
Less: Cash Collateral Netting [2]			2,388		2,238
Derivatives	$ 545,993,247	$	247,880	$	93,359
Less: Amounts not offset in the Statement of Financial Condition			53,078		45,375
Total net derivative receivable/payables	$ 545,993,247	$	194,802	$	47,984

(1) Amounts relate to the netting of derivative receivable and payable balances with the same counterparty under enforceable netting agreements.

(2) Amounts relate to the netting of cash collateral paid and received by counterparties under enforceable credit support agreements with appropriate legal opinion supporting enforceability of netting. Substantially all netting of cash collateral received and paid is against OTC derivative assets and liabilities, respectively.

Financial instruments with off-balance sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including interest rate swap contracts, credit default swaps, foreign exchange contracts, and TBAs. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition at fair value as of March 31, 2026, and would incur a loss if the fair value of the securities increases subsequent to March 31, 2026.

In the normal course of business, the Company executes and clears futures, forwards, options, swaps and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

(In Thousands of U.S Dollars)

6. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2026, consist of the following:

	Receivables	Payables
Net receivable/payable for trades pending settlement	$ 332,986	$ -
Securities failed to deliver/receive - customer	177,992	82,626
Securities failed to deliver/receive – brokers/dealers	27,575	134,470
Investment banking	132,743	44,775
Brokers and clearing organizations	111,704	205,900
Futures customers	800	542,618
Other	2,423	5,496
Total	**$ 786,223**	**$ 1,015,885**

Amounts receivable from brokers and clearing organizations primarily represent balances receivable from clearing organizations and exchanges and for the fixed income and futures business. Included in this balance are receivables segregated or held in separate accounts under the Commodity Exchange Act. As of March 31, 2026, this amount is $17,918. Amounts payable to brokers and clearing organizations represent balances payable to clearing organizations and exchanges, primarily for the fixed income and futures business.

For exchange-traded and OTC-cleared derivatives contracts where the Company does not obtain benefits from or control the client cash balances, the client cash initial margin collected from clients and remitted to the central counterparty clearing house (“CCP”) or depository institutions is not reflected on the Company’s Consolidated Statement of Financial Condition.

These conditions are met when the Company has contractually agreed with the client that (i) the Company will pass through to the client all interest paid by the CCP or depository institutions on the cash initial margin and (ii) the Company will not utilize its right as a clearing member to transform cash margin into other assets; and because (iii) the Company does not guarantee and is not liable to the client for the performance of the CCP or the depository institution, and (iv) the client cash balances are legally isolated from the Company’s bankruptcy estate. The total amount of cash and margin collected and remitted was approximately $10,461,029 as of March 31, 2026.

(In Thousands of U.S Dollars)

6. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with brokers/dealers and customers that have not settled on settlement date. Fails at March 31, 2026, were settled without a material effect on the Company's Consolidated Statement of Financial Condition .

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company from its advisory services and participation in securities offerings as an underwriter or selling agent.

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts.

Net receivable/payable for trades pending settlement is determined by the contract prices of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2026, were settled without a material effect on the Company's Consolidated Statement of Financial Condition.

7. Short-Term Borrowings

On March 31, 2026, short term borrowings are comprised of unsecured revolving bank loans totaling $4,075,000, with an interest rate of 4.20%, with a maturity date of August 17, 2026.

(In Thousands of U.S Dollars)

8. Subordinated Borrowings

The Company has a $400,000 subordinated note payable to MHA that is set to mature in May 2027. The interest rate on the note is based on Mizuho Bank, Ltd. ("MHBK") of New York branch internal cost of funds rate plus 0.60%. This borrowing is subordinated to claims of general creditors, is covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and is included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

In addition, the Company has a $550,000 revolving subordinated loan facility with MHBK London branch ("MHBK London"), which can be utilized to meet regulatory capital requirements, which was not utilized as of March 31, 2026.

9. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2026, the Consolidated Statement of Financial Condition included the following balances with affiliates:

Assets		
Securities borrowed	$	3,238,681
Securities purchased under agreements to resell		908,744
Receivables from brokers/dealers, clearing organizations and customers		99,162
Financial instruments owned, at fair value		67,435
Other Assets		30,620
Cash and cash equivalents		9,075
Liabilities		
Securities sold under agreements to repurchase	$	8,281,126
Securities loaned		4,991,574
Short-term borrowings		4,075,000
Payable to brokers/dealers, clearing organizations and customers		596,942
Accrued expenses and other liabilities		329,544
Financial instruments sold, not yet purchased, at fair value		23,309

(In Thousands of U.S Dollars)

9. Related Party Transactions (continued)

Collateralized agreements transactions

At March 31, 2026, the collateralized agreements balances are mostly comprised of resale agreements, repurchase agreements, securities borrowed, and securities loaned with Mizuho Capital Markets LLC (“MCM”), Mizuho Markets America LLC (“MMA”), and MHA and are presented after netting.

Receivables from and payables to brokers/dealers, clearing organizations and customers

Receivables are primarily comprised of securities failed to deliver with affiliates, unsettled trades with affiliates and balances due from affiliates who have direct access to futures markets to which the Company does not. Payables are primarily comprised of balances due to affiliates who do not have direct access to futures markets to which the Company has access. The remainder of these balances includes unsettled trades, securities failed to receive and underwriting fees.

Other Assets

Other Assets are primarily comprised of receivables balances related to payments made on behalf of affiliates and support services provided to affiliates, primarily with MHI, MMA and Mizuho Bank New York Branch ("MHBK NYB").

Borrowings from affiliates
At March 31, 2026, the Company had a $400,000 subordinated note payable to MHA.

In addition, the Company has a $550,000 revolving subordinated loan facility with MHBK London, which can be utilized to meet regulatory capital requirements, which was not utilized as of March 31, 2026.

The Company also had $4,075,000 in short term borrowings, due to MHA.

10. Employee Compensation and Benefit Plans

Defined contribution plan

Substantially all employees of the Company are covered by the Company’s deferred compensation defined contribution plan. The Company’s discretionary contribution is based on eligibility and percentage of applicable employee compensation.

(In Thousands of U.S Dollars)

10. Employee Compensation and Benefit Plans (continued)

Deferred bonus plan

The Company maintains a deferred bonus plan (the “plan”). The plan defers a portion of certain annual bonuses (a “deferred award”) based on the terms of the plan, payable in equal installments, with interest based on the Consumer Price Index - All Urban Consumers, over three years. Deferred awards are recognized in the Consolidated Statement of Financial Condition in the year vested. Employees must meet certain requirements to vest in and receive payment of a deferred award. Employees not meeting such requirements may forfeit all or a portion of their award. Deferred awards granted to employees who are retirement eligible or will become retirement eligible during the vesting period are expensed as of the grant date or ratably over the period from the grant date to the date the employee becomes retirement eligible, respectively. The Company’s maximum future liability excluding interest under the plan at March 31, 2026 is $95,203, which results from deferred awards granted for the years ended March 31, 2023 through March 31, 2025. For a select few individuals, a portion of the deferred bonus is granted as RSUs.

The RSUs are tracked to the share price of the Mizuho Financial Group ADR and vest under the same schedule as the cash based awards, detailed above. These awards do not earn interest but are entitled to dividend equivalents, which are reinvested into their balance and paid out of the same vesting schedule.

11. Income Taxes

The Company is a single-member limited liability company, and as such, is a disregarded entity owned by MHA for U.S. corporate income tax purposes.

Deferred Tax Assets

Temporary differences accumulate in deferred income tax balances and are recorded as deferred income tax assets. Net deferred income tax assets are presented as a component of Other assets in the Consolidated Statement of Financial Condition. At March 31, 2026, the Company had net DTA of $116,267, consisting of a gross DTA of $123,884 and a gross DTL of $7,617. The Company’s subsidiary, Mizuho Securities Canada Inc. (“MSCAD”), had $126 of deferred tax assets, which related primarily to timing differences.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

11. Income Taxes (continued)

MSCAD has a valuation allowance of $126, a decrease of $6 from the prior year, which fully offsets the DTA as the Company believes it is more likely than not that the DTA will not be realized.

At March 31, 2026, the components of deferred income tax assets were as follows:

Deferred income tax assets		
Compensation and benefits	$	108,120
Research and experimental expenditures		9,288
Real estate leases		2,651
Accruals and reserves		2,357
Other		1,594
Valuation Allowance		(126)
Total		123,884
Deferred income tax liabilities		
Depreciation and amortization		4,327
Leasing operations		2,320
Other		970
Total		7,617
Net deferred income tax assets	**$**	**116,267**

Unrecognized Tax Benefits

The following table summarizes the activity related to Company's gross unrecognized tax benefits from April 1, 2025 to March 31, 2026:

Balance as of April 1, 2025	$	5,723
Increases related to prior year tax positions		738
Increases related to current year tax positions		607
Decreases related to prior year tax positions		(2,388)
Balance as of March 31, 2026	$	4,680

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

11. Income Taxes (continued)

The Company's total unrecognized tax benefits including interest and penalties of $2,054 that, if recognized, would affect the Company's effective tax rate, were $5,751 at March 31, 2026. The Company does not believe that the total unrecognized benefits will significantly change within the next twelve months.

The Company is routinely examined by various tax authorities. The Company believes it has adequately provided for any potential adjustments from any audits and any adverse results would not have a material impact on the Company's unrecognized tax benefit balance within the next twelve months. MHA's Federal income tax returns beginning with tax year ended March 31, 2023, remain subject to examination by the Internal Revenue Service. Tax year ended March 31, 2024 is currently under Internal Revenue Service examination. The Company's state and local income tax returns beginning with tax year ended March 31, 2016, remain subject to examination by state and local tax authorities.

For the fiscal year ending March 31, 2026, the Company is included in MHA's federal, state and local income tax returns. In addition, the Company, as a division of MHA, files certain combined or unitary group tax returns for state and local income tax purposes. Pursuant to a federal, state and local tax sharing agreement, the Company computes its federal, state and local tax provision on a separate return basis which is then adjusted for the effect of filing in the combined or unitary group. This adjustment is computed on a consistent and equitable basis among the members of the combined or unitary tax groups. The Company's share of the combined or unitary state tax expense or benefit will be settled periodically with the lead filer of each combined or unitary income tax filing. At March 31, 2026, the Company had tax payables of $39,876, primarily due to affiliates, which was recorded in accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

12. Risk Management

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

Market Risk - Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk primarily by setting and monitoring risk limits, scenario analysis (for historical events as well as potential adverse market conditions), review and analysis of large potential trades or new securitizations before the execution, regular review of the desk level portfolios and firm wide exposures to various risk factors, besides economically hedging its exposure to risk factors.

Liquidity Risk – Liquidity risk is the risk that an institution's financial condition or overall safety and soundness is adversely affected by the inability, or perceived inability to meet its contractual, including contingent obligations. The Company's potential risks remain that its liquidity, business activities and profitability may be adversely affected by inability to access the debt capital market and funds from its affiliates or to sell assets during periods of market-wide or firm-specific liquidity constraints. This situation may arise due to circumstances unrelated to its businesses such as current geopolitical or macroeconomic conditions and hence outside of its control. The objective of liquidity risk management is to maintain a sufficient amount of liquidity and diversity of funding sources to allow an institution to meet obligations in both stable and adverse conditions. The Company manages liquidity risk mainly through its Treasury function and has established policies and strategies to identify, manage and report on liquidity risk.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

12. Risk Management (continued)

Credit Risk - Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks, and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions, and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the Company's Statement of Financial Condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into netting agreements to mitigate the credit risk and reduce the maximum amount of loss. For financial and non- financial institutions with which collateral agreements have not been established, the Company assumes the counterparty risk. However, some of those counterparties provide a parent guarantee under an ISDA Master Agreement or letters of credit to manage the Company's credit risk. Management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized trading activities is low.

Non-Financial Risk – Non-Financial risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Non-Financial risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity, financial crime, environmental risk, strategic, and reputational risk. Non-Financial risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. The company has developed policies, processes, and assessment methodologies to ensure that non-financial risk is appropriately identified. There was no non-financial risk that had a material impact on the Company's Consolidated Statement of Financial Condition.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

13. Fair Value Measurements

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.
The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include on-the-run US Treasury Securities. Also included in Level 1 are listed equity securities, consisting of common stock and exchange-traded funds ("ETFs").

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury securities, foreign treasury bills, federal agency obligations, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, non-agency mortgage-backed securities, agency securities, corporate debt, and municipal securities. Also included in Level 2 assets and liabilities are interest rate swap contracts, credit default swap contracts, equity options, equity securities, and foreign exchange contracts, and TBAs.

Level 3: Assets, whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. Level 3 assets include Private placement securities and certain collateralized loan obligations.

(In Thousands of U.S Dollars)

13. Fair Value Measurements (continued)

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2026:

Assets	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Mortgage-backed securities	$ -	$ 15,453,569	$ -	$ 15,453,569
U.S. Treasury and federal agency securities	314,626	3,958,450	-	4,273,076
Equity securities	3,389,966	645,791	-	4,035,757
Corporate debt	-	1,464,768	6,900	1,471,668
Asset-backed securities	-	625,347	3,798	629,145
Derivative contracts	78	247,801	-	247,879
Other sovereign obligations	-	1	-	1
Total	$ 3,704,670	$ 22,395,727	$ 10,698	$ 26,111,095

Liabilities	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased:				
U.S. Treasury and federal agency securities	$ 1,335,815	$ 1,579,411	$ -	$ 2,915,226
Corporate debt	-	749,012	-	749,012
Equity securities	158,977	-	-	158,977
Mortgage-backed securities	-	5,945	-	5,945
Derivative contracts	-	93,359	-	93,359
Other sovereign obligations	-	5,176	-	5,176
Total	$ 1,494,792	$ 2,432,903	$ -	$ 3,927,695

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

13. Fair Value Measurements (continued)

Valuation techniques

The fair values of securitized products, which include agency pass-through securities, collateralized mortgage obligations ("CMO"), non-agency residential mortgage-backed-securities ("RMBS"), and private label (non-agency) commercial mortgage-backed-securities ("CMBS"), asset-backed securities ("ABS") and collateralized loan obligations backed by corporate loans and bonds ("CLO") are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Market price quotes may not be readily available for some positions. These instruments are valued using vendor supplied models that estimate the fair value of the securities using observable prices of a liquid benchmark set, credit risk, interest rate risk, prepayment risk and various deal-level, tranche-level, and loan-level characteristics. As such, securitized products are categorized as Level 2 with the exception of CLO equity and other unrated, subordinate CLO tranches, which are categorized as Level 3 due to i) limited observable transactions, ii) a lack of benchmarks, and iii) unobservable, incomplete, and highly subjective assumptions used to model the valuation such as jump-to-default risk, proxy discount rates, and refinancing assumptions.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the quoted prices for the underlying component stocks (fair value "NAV" (net asset value) price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks. As such, these securities are categorized as Level 1. The special purpose acquisition company ("SPAC") equities are exchange-traded but are not always marked to exchange close. As such, these securities are categorized as Level 2.

The Company's corporate debt largely consists of investment grade corporate bonds and notes and private placement securities. Corporate bonds categorized as Level 2 are valued using third party market price quotations, recently executed transactions, or spread over the U.S. Treasury benchmark. Private placement securities are categorized as Level 3. The material unobservable assumptions used to model the valuation are market proxy discount rates, and liquidity and structure yield premiums.U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. Federal agency securities are measured using a spread to the Treasury benchmark. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run").

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

13. Fair Value Measurements (continued)

Less actively traded ("off-the-run") U.S. Treasury and federal agency securities are categorized in Level 2 of the fair value hierarchy.

Derivative contracts include interest rate swaps, credit default swaps and foreign currency forwards, which are measured using discounted cash flow calculations, based on observable inputs from the relevant interest/credit/exchange rate curves, which is considered a Level 2 measurement. The Company's derivative contracts also include TBAs, which are measured at fair value using market prices from broker markets. As such, TBAs are categorized as Level 2.

Forward settling trades are measured using the underlying securities and may be Level 1 or Level 2. Equity options are measured using a Black-Scholes model and are categorized as Level 2. The fair value of derivatives offset on the balance sheet is consistent with the leveling reported. Details of derivative contracts are disclosed in Note 5.

Municipal Securities are measured at fair value using quoted prices in active dealer markets, third party provided prices, recently executed transactions and spreads over taxable and tax free benchmark curves for comparable securities. These securities are classified as Level 2.

Other sovereign obligations are measured at fair value using quoted prices in active dealer markets. These securities are classified as Level 2.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Assets
Balance as of March 31, 2025	$ 40,058
Purchases & Issuances	5,003
Sales	(28,654)
Transfers from level 2	-
Realized gains (losses), net	5,695
Unrealized gains (losses), net	(11,404)
Total net gains (losses), recognized in principal transactions	(5,709)
Balance as of March 31, 2026	$ 10,698

13. Fair Value Measurements (continued)

Category	Product	Principal Valuation Technique	Significant Unobservable Valuation Input	Min	Max	Arithmetic Average	Median
Corporate Debt	Private placement securities	Model-based	Default risk / Recovery Rate	0%	100%	33%	0%
Asset-backed securities	CLO equity and other unratred, subordinate CLO tranches	Model-based	Jump-to-default risk / Recovery Rate	0%	20%	3%	0%

An increase (decrease) in credit quality and structural performance would generally result in a higher (lower) fair value.

Comparable corporate bond and asset-backed security price:

A pricing input used when prices for the identical instrument are not available. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable corporate bond or asset-backed security, then adjusting that yield (or spread) to derive a value for the corporate bond or asset-backed security. The adjustment to yield (or spread) should account for relevant differences in the corporate bonds or asset-backed securities such as maturity or credit quality of the issuer or the underlying portfolio or structure. Alternatively, a price-to-price basis can be assumed between the comparable instrument and the corporate bond or asset-backed security being valued in order to establish the value of the corporate bond or asset-backed security.

Financial assets and liabilities not measured at fair value

Other financial instruments are recorded by the Company at contract amounts and include short-term borrowings, receivables from and payables to brokers, dealers, clearing organizations and customers, securities borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, and subordinated borrowing. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value and thus at Level 2.

14. Segment Reporting

The Company has identified three operating and reportable segments on the basis of the way in which internally reported financial information is regularly reviewed by the Financial and Operations Principal, who is Chief Financial Officer ("CFO") of the Company and determined to be the Chief Operating Decision Maker ("CODM"). Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The following is a brief description of each reportable segment.

Markets Division – this segment offers clients with a range of sales and trading services across fixed income, currency, and equities products. This segment also provides futures execution and clearing platform services for corporate and institutional clients.

Banking Division – this segment provides investment and corporate banking services, delivering capital markets and advisory solutions to corporations, institutional investors and private equity clients throughout the Americas.

Support/Other Function – this segment provides support to the core business activities of the above divisions, which primarily consists of treasury and corporate services.

Segment-level asset information is not regularly provided to the CODM for performance evaluation.

15. Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There are $695,689 in open commitments at March 31, 2026.

Litigation

In accordance with the provisions of ASC 450, *Contingencies* ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

(In Thousands of U.S Dollars)

15. Commitments and Contingencies (continued)

The Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's Consolidated Statement of Financial Condition.

Exchange Member and Central Clearing Organization Guarantees

The Company is a member of various exchanges and central clearing organizations that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guaranteed obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

16. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $1,000 or 2% of aggregate debit items arising from customer transactions pursuant to the Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 ("Rule 15c3-3") plus excess margin collected on securities received on resale agreements, as defined (SEC minimum Requirement), or 8% of the total risk maintenance margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act (CFTC minimum Requirement).
At March 31, 2026, the Company's net capital of $1,643,656 was $968,242 in excess of the required amount of $675,414. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC and other regulators.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands of U.S Dollars)

17. Subsequent Events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the Consolidated Statement of Financial Condition date but before the date the Consolidated Statement of Financial Condition is issued. As such, the Company is required to evaluate and recognize in the Consolidated Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the Consolidated Statement of Financial Condition date, including estimates inherent in the Consolidated Statement of Financial Condition's preparation.

The Company evaluated events subsequent from March 31, 2026, through May 29, 2026, the date on which the Consolidated Statement of Financial Condition are issued. There were no material recognizable or non-recognizable subsequent events during this period.